Via Edgar
August 11, 2009
Mr. Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	MakeMusic, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 6, 2009 Form 10-Q for the Quarterly Period Ended March 31, 2009 Filed May 8, 2009 File No. 000-26192
Dear Mr. Krikorian:
     On behalf of MakeMusic, Inc. (the “Company”), we submit this letter in response to comments from the Securities and Exchange Commission Staff (the “Staff”) received by letter dated July 29, 2009. We appreciate the Staff’s prompt consideration of this response.
     In this letter, we have recited each Staff comment in bold type and have followed each comment with the Company’s response in regular type. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 8, Financial Statements and Supplementary Data
Notes to Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page 29
1.	We note that customers are entitled to a free upgrade if you launch a new version of software within a specified period. Tell us more about these upgrade rights and whether they are considered specified or unspecified. In addition, provide support for how you have established vendor specific objective evidence of fair value for the elements of your arrangements in which you offer this upgrade. Refer to paragraph 10 of SOP 97-2. Also, tell us how you considered the guidance in paragraphs 34 through 36 and 56 of SOP 97-2 in your accounting for upgrades.

     The Company has a practice of providing free upgrades to those customers who purchase a software product within 30 days prior to the launch of a new version. The eligibility to receive such a free upgrade is unspecified and is not directly promoted to our customers. We allow a free upgrade to the new version upon request by the customer if the eligibility is met. Eligibility is defined internally as having purchased a previous release within 30 days of such release date. We defer sales based on the sale price of the applicable software, the number of units sold within the replacement window prior to the release of the new version and an experience factor of the percentage of customers who have historically requested a free upgrade due to the timing of the new release. Revenue is deferred to the period when the free upgrade is redeemed. We believe that this is in accordance with SFAS 48 paragraph 6. We do not believe that a multiple element agreement arrangement exists as referred to per SOP 97-2, paragraph 10.
The accounting policy for revenue recognition on page 29 of Form 10-K states, “we defer a portion of the sale price applicable to the upgrade for products sold within the upgrade replacement window until such time that the upgrade is shipped.” Upon further evaluation of the policy as it was disclosed in the Company’s Form 10-K and what the Company’s actual practice has been, the Company has concluded that the policy as disclosed could be confused with SOP 97-2 upgrade arrangements. The amount of the deferral of revenue related to this practice as of our reporting dates in the past three year has not been material. As this practice is not material to the Company’s overall revenue recognition policy at present, we will remove the noted policy disclosure related to upgrades commencing with the annual report on Form 10-K for the year ending December 31, 2009.
Exhibits 31.1 and 31.2
2.	We note that the lead sentence of the certifications includes the titles of the certifying officers. Please note that the certifications must be provided in the exact form set forth in Item 601(b)(31). Please confirm your understanding of the form requirements and provide us with a representation that you will conform your disclosure in future filings. Please note that this comment also relates to your Form 10-Q for the period ended March 31, 2009.
     The Company acknowledges that the certifications must be provided in the exact form set forth in Item 601(b)(31) and undertakes to revise the lead sentence of the certifications to remove the title of the certifying officers in its future filings, beginning with the quarterly report on Form 10-Q for the quarter ended June 30, 2009.
Form 10-Q for the Quarterly Period Ended March 31, 2009
Item 1. Condensed Financial Statements
Notes to Condensed Financial Statements
Note 6. Segment Reporting, page 8

3.	We note that you began reporting two reportable segments effective January 1, 2009. Explain what impact, if any, this change in your segment reporting structure had on your accounting for goodwill impairment, including your methodology for determining the fair value of each reporting unit. See paragraph 27(a) of SFAS 142. In addition, tell us how you considered disclosing goodwill per segment pursuant to the disclosure requirements of paragraph 45(c) of SFAS 142.
     Effective January 1, 2009, the Company began reporting its results of operations by two reportable segments as a result of the expansion and reorganization of its internal reporting structure to provide more meaningful operating performance data regarding its two product lines to its shareholders and chief operating decision maker. The change to the Company’s segment reporting structure will affect its policy for analyzing goodwill impairment at the reporting unit level as the Company now has two reporting units.
     The Company’s policy is to conduct an annual goodwill impairment review in the fourth quarter of each year and there was no impairment reported in 2008. Specifically, the Company states in its critical accounting policy for impairment of goodwill that it uses an analysis of the public market value of its stock as a starting point in assessing whether the carrying value of goodwill is recoverable. In light of the change to its reporting structure, the Company undertakes to provide additional details regarding evaluation of the fair value of its reporting units by revising the disclosure of its critical accounting policy in future filings, beginning with the quarterly report on Form 10-Q for the quarter ended June 30, 2009, as follows:
“We review goodwill for potential impairment at least annually or when events or changes in circumstances indicate the carrying value of goodwill may be impaired. We compare the fair value of each reporting unit (effective January 2009), as computed primarily by applying a combination of income or market valuation approaches, to its book carrying value, including goodwill (step 1). If the fair value exceeds the carrying value, no further work is required and no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and we would then complete step 2 to arrive at an implied fair value of the goodwill, by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) and liabilities of the reporting unit from the fair value of the reporting unit. If the implied fair value of the goodwill is less than the reported value of goodwill, we would recognize an impairment loss equal to the difference. The assessment of potential impairment requires certain judgments and estimates by us, including the determination of an event indicating impairment, the future cash flows to be generated by reporting units, the risks associated with those cash flows, and the discount rate to be utilized.”
     The Company determined that all of its goodwill related to the Notation reporting unit when it reorganized and commenced reporting results of operations by two reportable segments. As such, in future filings, beginning with the quarterly report on Form 10-Q for the quarter ending June 30, 2009, the Company will add a note disclosure as follows: “In 2009, as a result of the reorganization of its internal reporting structure, MakeMusic now has two reporting units.

Accordingly, effective January 1, 2009, MakeMusic assigned all goodwill ($3.63 million) to the Notation reporting unit.”
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     The Company respectfully submits that the foregoing responses are appropriately responsive to the Staff’s comments contained in the comment letter. In connection with the foregoing responses and per your request, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure herein;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding this letter, please contact me at the below number so that I can respond promptly to your questions or concerns.

Sincerely,

FREDRIKSON & BYRON, P.A.

/s/ Melodie R. Rose Melodie R. Rose
(612) 492-7162

cc:	Ronald B. Raup, Chief Executive Officer Karen L. VanDerBosch, Chief Financial Officer Keith A. Fenhaus, Audit Committee Chairman Jeff Ostapeic and Peter Thelen, McGladrey & Pullen, LLP